Part III.
Item 19: <u>Fees</u>

a. **Identify and describe any fees or charges for use of the NMS Stock ATS services, including the type of fees (e.g., subscription, connectivity), the structure of the fees (e.g., fixed, volume-based, transaction-based), variables that impact the fees (e.g., types of securities traded, block orders, form of connectivity to the ATS), differentiation among types of Subscribers (e.g., broker-dealers, institutional investors, retail) and range of fees (e.g., high and low).**

Subscribers may access Sigma X2 directly (i.e., Direct Subscribers) or indirectly (i.e., Indirect Subscribers, whose fees are discussed below in response to Item 19.b.) and can utilize both ATS and non-ATS GSCO offered products and services. Direct Subscribers are charged commissions for executions in Sigma X2 on a per share basis. These commissions are consistent across security and order types. GSCO has the discretion to charge Direct Subscribers commissions that range from $.001 per share up to $.03 per share. In determining the commission rate, GSCO considers the Direct Subscriber's overall relationship with GSCO including the range of GSCO products and services the Direct Subscriber utilizes. Note, some GSCO clients are both Direct Subscribers and Indirect Subscribers (i.e., they access Sigma X2 both directly and indirectly) and may pay commissions specific to each type of access to Sigma X2.

There are no subscription or connectivity fees for accessing Sigma X2.

As described in FINRA Rule 6897 (Consolidated Audit Trail Funding Fees), Executing Brokers (as defined for purposes of Rule 6897) are assessed CAT regulatory fees. In accordance with such rule, GSCO is always identified as the "CAT Executing Broker" for the buyer in each transaction executed on Sigma X2 and, as a result, GSCO is assessed CAT regulatory fees in that capacity. GSCO is also identified as the CAT Executing Broker for the seller in each transaction executed on Sigma X2 and, as a result, is assessed CAT regulatory fees in that capacity except when a broker-dealer Direct Subscriber is on the sell side of an execution in Sigma X2. In such instances, the broker-dealer Direct Subscriber on the sell-side will be the CAT Executing Broker for the seller and will be assessed CAT regulatory fees directly by FINRA CAT, LLC for such transaction. For all other sellers (i.e., non-broker-dealer Direct Subscribers and all Indirect Subscribers), GSCO is identified as the CAT Executing Broker for the seller and is assessed the CAT regulatory fees. At this time, through the issuance of monthly invoices, GSCO passes CAT regulatory fees that are assessed against it as the CAT Executing Broker (1) to non-broker-dealer Direct Subscribers for all of their executions in Sigma X2 (i.e., buy, sell and sell short executions), and (2) to broker-dealer Direct Subscribers for their buy executions in Sigma X2.